UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Stone Point Credit Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

20 Horseneck Lane

Greenwich, CT 06830

Attn: Jacqueline Giammarco

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE

1.	Names of Reporting Persons SPC Field Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 998,720.429
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 998,720.429

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 998,720.429 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.64%
14.	Type of Reporting Person (See Instructions) HC, OO (Limited Liability Company)

(1)

SPC Field Credit GP Holdings LLC (“SPC Field Credit”), a Delaware limited liability company, is the direct beneficial owner of 300,316.868 shares of common stock (“Shares”) of Stone Point Credit Corporation (the “Issuer”). Because SPC Field Partners LLC (“SPC Field”) controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. (“SPC Wilson Point”), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 498,859.687 Shares. Overland Point, LLC (“Overland Point”), a Delaware limited liability company, is the direct beneficial owner of 199,543.874 Shares. Overland Point, L.P. (“Overland Point LP”), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. (“Stone Point GP”), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC (“Overland Point GP), a Delaware limited liability company, is the general partner of Overland Point. Stone Point Capital LLC (“Stone Point Capital”), a Delaware limited liability company, is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Capital, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.

CUSIP No. NONE

1.	Names of Reporting Persons SPC Field Credit GP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,316.868
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,316.868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,316.868 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.11%
14.	Type of Reporting Person (See Instructions) HC, OO (Limited Liability Company)

CUSIP No. NONE

1.	Names of Reporting Persons SPC Wilson Point, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 498,859.687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 498,859.687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 498,859.687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.81%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. NONE

1.	Names of Reporting Persons Stone Point GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 698,403.561
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 698,403.561
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,403.561 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.53%
14.	Type of Reporting Person (See Instructions) PN

(1)

SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares of the Issuer. Stone Point GP is the general partner of SPC Wilson Point, and as such may also be deemed to be the beneficial owner of these Shares. Overland Point is the direct beneficial owner of 199,543.874 Shares of the Issuer. Stone Point GP controls Overland Point GP, the general partner of Overland Point LP, which is the parent company of Overland Point, and as such, may also be deemed to be the beneficial owner of these Shares.

CUSIP No. NONE

1.	Names of Reporting Persons Overland Point, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 199,543.874
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 199,543.874
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,543.874
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(11)	Aggregate amount beneficially owned by each reporting person 199,543.874
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.72%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. NONE

1.	Names of Reporting Persons Overland Point, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 199,543.874
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 199,543.874
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,543.874
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. NONE

1.	Names of Reporting Persons Overland Point GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 199,543.874
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 199,543.874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,543.874 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.72%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

Overland Point is the direct beneficial owner of 199,543.874 Shares of the Issuer. Overland Point is a wholly-owned subsidiary of Overland Point LP. Overland Point GP is the general partner of Overland Point and as such may also be deemed to be the beneficial owner of these Shares.

CUSIP No. NONE

1.	Names of Reporting Persons Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,403.561
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 698,403.561
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,403.561 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.53%
14.	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

(1)

SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares of the Issuer. Overland Point is the direct beneficial owner of 199,543.874 Shares of the Issuer. Overland Point LP is the parent company of Overland Point. Stone Point Capital is the investment manager of SPC Wilson Point and Overland Point LP, and as such may also be deemed to be the beneficial owner of these Shares.

CUSIP No. NONE

Item 1.	Security and Issuer

This Amendment to Schedule 13D (as amendment, this “Schedule 13D”) is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to shares of common stock, par value $0.001 per share (the “Common Stock”) of Stone Point Credit Corporation, a Delaware corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021. Each capitalized term used and not defined herein shall have the meeting assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Based on the most recent information available to the Reporting Persons, including current reports on Form 8-K filed by the Issuer on December 28, 2020, February 9, 2021 and March 2, 2021, there were 4,225,319.00 shares of common stock outstanding as of March 2, 2021.

All of the Shares reported herein were acquired in the Private Placements. In connection with the Private Placements, on December 24, 2020, the Reporting Persons purchased the Shares at a price of $20.00 per share of common stock. In connection with the Private Placements, on February 4, 2021, the Reporting Persons purchased the Shares at a price of $19.39 per share of common stock.

Shares Deemed to be Beneficially Owned by:	Nature of Ownership	Percentage of Class
(A) SPC Field Partners, LLC 998,720.429	Shared Voting and Shared Dispositive Power(1)	23.64%
(B) SPC Field Credit GP Holdings LLC 300,316.868	Shared Voting and Shared Dispositive Power(2)	7.11%
(C) SPC Wilson Point, L.P. 498,859.687	Shared Voting and Shared Dispositive Power (3)	11.81%
(D) Stone Point GP Ltd. 698,403.561	Shared Voting and Shared Dispositive Power (4)	16.53%
(E) Overland Point, LLC 199,543.874	Shared Voting and Shared Dispositive Power (5)	4.72%
(F) Overland Point, L.P. 199,543.874	Shared Voting and Shared Dispositive Power (6)	4.72%
(G) Overland Point GP, LLC 199,543.874	Shared Voting and Shared Dispositive Power (7)	4.72%
(H) Stone Point Capital LLC 698,403.561	Sole Voting and Sole Dispositive Power (8)	16.53%

(1)

SPC Field Credit is the direct beneficial owner of 300,316.868 Shares. Because SPC Field is the controlling party of SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares and Overland Point is the direct beneficial owner of 199,543.874 Shares. Overland Point LP is the parent company of Overland Point. Stone Point GP is the general partner of SPC Wilson Point and Overland Point GP is the general partner of Overland Point LP. Stone Point Capital is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field is the controlling party of Stone Point Capital, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.

(2)	SPC Field Credit is the direct beneficial owner of 300,316.868 Shares.
(3)	SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares.
(4)

Stone Point GP is the general partner of SPC Wilson Point, and as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares. Stone Point GP controls Overland Point GP, the general partner of Overland Point LP, which is the parent company of Overland Point. Stone Point GP could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(5)	Overland Point is the direct beneficial owner of 199,543.874 Shares.

CUSIP No. NONE

(6)

Overland Point LP is the parent company of Overland Point, and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares. Overland Point LP could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(7)

Overland Point GP is the general partner of Overland Point LP, and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares. Overland Point GP could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(8)

Because Stone Point Capital LLC is the investment manager of both SPC Wilson Point and Overland Point LP, and, as such, has the authority to exercise voting or dispositive power with respect to shares of the portfolio companies held by SPC Wilson Point and Overland Point, including the Shares, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

Item 7.	Material to Be Filed as Exhibits

The following exhibits have been previously filed as set forth below and is incorporated by reference herein:

Exhibit 1—Form of Subscription Agreement – previously filed as Exhibit 10.7 to the Registration Statement on Form 10 (File No. 000-56209) filed on November 25, 2020.

Exhibit 2—Joint Filing Agreement – previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D/A (File No. 005-91942) filed on February 9, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPC Field Partners LLC.

By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

SPC Field Credit GP Holdings LLC

By: SPC Field Partners LLC, its managing member

By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

SPC Wilson Point, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

Stone Point GP Ltd.

By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Vice President

Overland Point, LLC

By:	/s/ Jacqueline M. Giammarco
	Name:	Jacqueline M. Giammarco
	Title:	Assistant Secretary

Overland Point, L.P.

Overland Point GP, LLC, its General Partner

By: Stone Point GP Ltd., its sole member

By:	/s/ Jacqueline M. Giammarco
Name:	Jacqueline M. Giammarco
Title:	Vice President

Overland Point GP, LLC

By: Stone Point GP Ltd., its Sole Member

By:	/s/ Jacqueline M. Giammarco
Name:	Jaqueline M. Giammarco
Title:	Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Chief Compliance Officer

Dated: March 2, 2021